                      AEP INVESTMENTS, INC.
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 25667
             FOR THE QUARTER ENDED DECEMBER 31, 1995
[CAPTION]
                             CONTENTS

                                                                          Page
[S]                                                                        [C]
Statements of Income and Statements of Retained Earnings                    1

Balance Sheet                                                               2

Statements of Cash Flows                                                    3

Notes to Financial Statements                                               4

                      AEP INVESTMENTS, INC.
                       STATEMENTS OF INCOME
                           (UNAUDITED)

                                              Three               Twelve
                                          Months Ended         Months Ended
                                        December 31, 1995    December 31, 1995
                                                    (in thousands)
REVENUES                                      $ -                  $  39

EXPENSES:
  Affiliated Services                            1                    29
  Ohio Corporate Franchise Taxes                 6                    27
  Research and Development                      -                    200
  Other                                         (1)                    1

    Total Operating Expenses                     6                   257

OPERATING LOSS                                  (6)                 (218)

OTHER INCOME DEDUCTIONS                         -                     75

LOSS BEFORE FEDERAL INCOME TAXES                (6)                 (293)

FEDERAL INCOME TAX CREDIT                       (1)                 (102)

NET LOSS                                      $ (5)                $(191)

                 STATEMENTS OF RETAINED EARNINGS
                           (UNAUDITED)
                                              Three               Twelve
                                          Months Ended         Months Ended
                                        December 31, 1995    December 31, 1995
                                                    (in thousands)
BALANCE AT BEGINNING OF PERIOD*              $(8,396)             $(8,210)

NET LOSS                                          (5)                (191)

BALANCE AT END OF PERIOD*                    $(8,401)             $(8,401)

*Parentheses Denote Accumulated Deficit.

 The common stock of the Company is wholly owned by American Electric Power Company, Inc.

See Notes to Financial Statements.
/TABLE

                      AEP INVESTMENTS, INC.
                          BALANCE SHEET
                        DECEMBER 31, 1995
                           (UNAUDITED)

                                                              (in thousands)
ASSETS
INVESTMENTS
  Intersource Technologies, Inc.                                   $11,500
  Envirotech Investment Fund I                                         314
  PHPK Technologies, Inc.                                              601

    TOTAL INVESTMENTS                                               12,415

CURRENT ASSETS:
  Cash                                                                  47
  Notes Receivable - Intersource Technologies, Inc.                  1,000
  Accounts Receivable                                                   40
  Accrued Tax Benefits                                                   1
  Prepayments                                                            1

    TOTAL CURRENT ASSETS                                             1,089

DEFERRED FEDERAL INCOME TAXES                                        4,485

DEFERRED CHARGES                                                       234

      TOTAL ASSETS                                                 $18,223


CAPITALIZATION AND LIABILITIES

Paid-in Capital                                                    $14,084

Accumulated Deficit                                                 (8,401)

    TOTAL CAPITALIZATION                                             5,683

PROVISION FOR LOSS - Intersource Technologies, Inc.                 12,540

      TOTAL CAPITALIZATION AND LIABILITIES                         $18,223

See Notes to Financial Statements.

                      AEP INVESTMENTS, INC.
                     STATEMENTS OF CASH FLOWS
                           (UNAUDITED)
                                              Three               Twelve
                                          Months Ended         Months Ended
                                        December 31, 1995    December 31, 1995
                                                    (in thousands)

OPERATING ACTIVITIES:
  Net Loss                                     $  (5)              $ (191)

  Changes in Certain Assets
   and Liabilities:
    Accounts Receivable                           40                   -
    Prepayments                                    7                   (1)
    Deferred Federal Income Taxes                 -                   (96)
    Accounts Payable                              -                   (25)
    Accrued Tax Benefits                         (18)                   1
  Other (net)                                     -                  (234)

  Net Cash Flows From (Used For)
    Operating Activities                          24                 (546)

INVESTING ACTIVITIES:
 Envirotech Investment Fund I                   (117)                (314)
 PHPK Technologies, Inc.                        (302)                (601)

  Net Cash Flows Used
   For Investing Activities                     (419)                (915)

FINANCING ACTIVITIES -
 Capital Contributions from Parent Company       400                1,474

NET INCREASE IN CASH                               5                   13

CASH AT BEGINNING OF PERIOD                       42                   34

CASH AT END OF PERIOD                          $  47               $   47


SUPPLEMENTAL DISCLOSURE:
  Cash paid and (refunded) for income taxes was $16,000 and $(6,000) in the three and twelve months ended periods, respectively.

See Notes to Financial Statements.
/TABLE

                      AEP INVESTMENTS, INC.
                  NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1995
                           (UNAUDITED)


PROVISION FOR LOSS

In June 1994 the Company recorded a provision of $12,540,000 ($8,151,000 net of a provision for deferred federal income taxes) for its investment in and advances to Intersource Technologies, Inc., which has been engaged in development of a new lighting technology called the E-lamp. Efforts are being made to recoup a portion of the investment. The Company has agreed to waive its right to exercise any of the remedies specified in the agreements supporting the $1,040,000 of receivables from Intersource Technologies, Inc. and released its security interest in the collateral.